

February 15, 2012

Via E-mail
Brian Barrilleaux
President, Chief Executive Officer and Chief Financial Officer
Solar America Corp.
1135 Hodges Street
Lake Charles, Louisiana 70601

> **Re: Solar America Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 6, 2012**
> **File No. 333-175148**

Dear Mr. Barrilleaux:

We have reviewed your registration statement and have the following comments.

Financial Statements

General

1. Please ensure that your financial statements and corresponding financial information throughout the filing comply with Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-1

2. The report states that your auditors have audited the balance sheet of Solar N Stuff, Inc. (Predecessor) as of December 31, 2009 and the related statements of operations, stockholders 'equity (deficit) and cash flows for the period from January 1, 2010 to December 15, 2010 and as of December 31, 2009 (Predecessor Periods). Please have them revise to state, if true, that they have audited the related statements of operations, stockholders 'equity (deficit) and cash flows for the year ended December 31, 2009 rather than as of December 31, 2009.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Joseph Lucosky, Esq.